UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)
                                Raymond C. Hedger
                                 Hedger & Hedger
             1800 Linglestown Road, Suite 206, Harrisburg, PA 17110
                                 (717)238-1800
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                     Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 31, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.  249827205                                                Schedule 13D
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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Quilty    ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  [  ]
                                                         (b)  [  ]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS*
         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                    [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                         369,117

                           -----------------------------------------------------
    OWNED BY EACH          8   SHARED VOTING POWER

      REPORTING

                           -----------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER
                                         369,117

                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         369,117
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                           [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.3%
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  14   TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PAGE 3

CUSIP No.  249827205                                                Schedule 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 18518.

The principal executive officers of the Issuer, all of whom may be reached at the Issuer's principal executive offices, are set forth below:

Name                               Position(s)
----                               -----------
Edward J. Quilty                   Chairman of the Board and
                                    Chief Executive Officer

Richard S. Mink                    Executive Vice President and
                                    Chief Operating Officer

Stephen T. Wills, CPA, MST         Vice President and Chief
                                    Financial Officer

Item 2.  Identity and Background

This Schedule 13D is being filed by Edward J. Quilty (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

   Name and Address:           Edward J. Quilty
                               214 Carnegie Center
                               Suite 100
                               Princeton, NJ 08540

   Principal Occupation:       Chairman of the Board of Directors of the Issuer;
                               Chairman of the Board, President and Chief
                               Executive Officer of Palatin Technologies, Inc.

   Criminal convictions:       None

   Civil proceedings:          None

   Citizenship:                United States



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PAGE 4

CUSIP No.  249827205                                                Schedule 13D

Item 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used to effect the subject purchase are: Personal funds of the Reporting Person in the amount of $25,000.

Item 4.  Purposes of the Transactions

The purpose of the reported, and all previous, acquisitions of the Issuer's Common Stock, together with options to purchase same, is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as Chairman of the Board of Directors and Chief Executive Officer of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors. There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

Item 5.  Interest in Securities of the Issuer

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership
                        ---------------------------------
          Owned outright                                42,100
          Exercisable options (1)                       20,000
          Exercisable options (2)                       36,000
          Exercisable options (3)                       76,055
          Exercisable warrants (4)                      38,000
          Exercisable warrants (5)                       8,334
          Exercisable warrants (6)                      45,455
          Exercisable warrants (7)                      24,692
          Convertible preferred (8)                     78,481
                                                      --------

          Total beneficially owned                     369,117

          Percentage of class beneficially owned         22.3%
---------------------------
(1)  Exercisable at $4.00 per share.
(2)  Exercisable at $5.63 per share.
(3)  Exercisable at $5.95 per share.

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PAGE 5

CUSIP No.  249827106                                                Schedule 13D

(4)  Exercisable at $4.50 per share.
(5)  Exercisable at $6.75 per share.
(6)  Exercisable at $1.10 per share.
(7)  Exercisable at $1.01 per share.
(8) Consists of 8,334 shares of series B convertible preferred stock, 45,455 shares of series C convertible preferred stock and 24,692 shares of series D convertible preferred stock each of which is convertible, on a one-for-one basis, into Common Stock.

On January 31, 2000 the Reporting Person purchased from the Issuer $25,000 in aggregate principal amount of the Issuer's convertible bonds. The bonds so purchased are part of the Issuer's series of convertible bonds due December 31, 2000 in the aggregate principal amount of $500,000 (the "Bonds"). The Bonds pay interest only, at New York prime, until maturity. Interest accrued under the Bonds, at the option of the bondholders, may be satisfied either by cash payment or capitalization of accrued interest into the principal of the Bonds. The Bonds may be converted, at the option of the bondholders, into units each consisting of one share of series D convertible preferred stock, par value $0.01 per share, and one warrant to purchase one share of Common Stock at a per share price of $1.0125.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 /s/ Edward J. Quilty
                                                 -------------------------------
                                                 By:  Raymond C. Hedger, Jr.
                                                      Attorney-in-Fact

January 31, 2000